Filed by ILG, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended

Subject Company: ILG, Inc.
Commission File No.: 001-34062

FAQs FOR RESIDENCE CLUB MEMBERS

For theresidenceclub.com

1.              Who is Marriott Vacations Worldwide?

•                  Marriott Vacations WorldwideSM is a recognized leader and innovator in vacation ownership with a diverse portfolio of high-quality products and more than 65 resorts across the U.S., Caribbean, Europe, Asia and Australia.

•                  Marriott Vacations Worldwide, Inc. was spun off from Marriott International, Inc. in 2011, just as Vistana (formerly Starwood Vacation Ownership, Inc.) was spun off from Starwood Hotels & Resorts Worldwide, Inc. in 2016.

•                  Marriott Vacations Worldwide is the exclusive provider of vacation ownership under various Marriott brands and independently owns and manages the Marriott Vacations program under a license from Marriott International, Inc.

•                  Marriott Vacations Worldwide currently operates three leisure brands: Marriott Vacation Club®, The Ritz-Carlton Destination Club®, and Grand Residences by MarriottSM.

2.              Why is ILG combining with Marriott Vacations Worldwide?

•                  Combining these two companies will create a leading, global provider of premier vacation experiences, featuring an impressive collection of world-class products and resorts around the world.

•                  With greater scale, an enhanced network of properties, and complementary product portfolios, the combination is anticipated to provide additional value for Owners and Members.

3.              When is the transaction expected to close?

•                  The transaction is subject to customary regulatory approvals and closing conditions.

•                  We expect that the transaction will close late in the third quarter of 2018.

4.              Will my resort(s) continue to be operated as a St. Regis or Luxury Collection brand?

•                  Yes. We have a long-term affiliation with the St. Regis and Luxury Collection brands, ensuring the same level of quality and experiences you have come to expect.

5.              Will all services and amenities remain the same?

•                  The St. Regis and Luxury Collection Residence Club resorts will continue to be operated and maintained according to standards that deliver the highest level of quality and customer service in the industry.

6.              Will I still be able to enjoy my Residence Club benefits?

•                  Yes. The same valuable services, award-winning branded experiences and Platinum benefits in the SPG program are expected to remain the same.

7.              Will Residence Club members still be able to convert their ownership to Starpoints and access SPG hotels worldwide?

•                  Yes, all current members will continue to enjoy privileged access to the SPG® program, along with new future loyalty benefits and program changes announced recently by Marriott International. The terms and conditions governing access to Starwood hotels through the Residence Club and the SPG program are reviewed and updated from time to time. Any changes that may take place from time to time in ordinary course of business would not be attributable to the transaction.

8.              Will I be able to exchange into Ritz Carlton Destination Club?

•                  While it is too early to identify all the valuable opportunities this transaction brings, members can continue to link their SPG accounts with a Ritz-Carlton Rewards account, transfer points and stay at a Ritz Carlton resort or any of Marriott’s 6500 hotels and resorts around the world.

9.              Will annual maintenance fee assessments remain the same?

•                  Annual maintenance fee assessments will follow a similar process.

10.       Will the mortgage process remain the same?

•                  Yes. The mortgage process is expected to remain the same. If you make your mortgage payment by credit card or ACH that will continue; if you mail in your mortgage payment the address is the same. All of our mortgage and customer service phone numbers will also remain the same.

11.       Will my existing reservations remain the same for my upcoming vacations?

•                  Yes. All confirmed reservations will remain unchanged.

12.       Will I continue to use the same websites and telephone numbers to contact Member Services?

•                  Yes. Our telephone numbers and website contacts will remain the same. Any changes in the future will be communicated as necessary. Visit theresidenceclub.com regularly for important information regarding your ownership.

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and Marriott Vacations’ expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and Marriott Vacations; our beliefs relating to value creation as a result of a potential combination with Marriott Vacations; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and Marriott Vacations’ future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott Vacations’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and Marriott Vacations, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that Marriott Vacations’ stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and Marriott Vacations will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and Marriott Vacations described in their respective filings with the SEC, when reviewing any forward-looking statement.  These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott Vacations and ILG will be submitted to ILG’s stockholders and Marriott Vacations’ stockholders for their consideration.  In connection with the proposed transaction, Marriott Vacations will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and Marriott Vacations’ stockholders to be filed with the Securities and Exchange Commission (“SEC”).  ILG will mail the joint proxy statement/prospectus to its stockholders, Marriott Vacations will mail the joint proxy statement/prospectus to its stockholders and ILG and Marriott Vacations will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott Vacations or ILG may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by Marriott Vacations or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

Marriott Vacations, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott Vacations’ directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017.  These documents are available free of charge from the sources indicated above, and from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott Vacations and ILG file with the SEC.